UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 14)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

May 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 1,037,300,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,037,300,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.29%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on December 29, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”). Unless otherwise indicated, capitalized terms used in this Amendment No. 14, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The purchase of the additional Common Shares and ADSs reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D was funded by ASE with cash on hand. The aggregate purchase price for such additional Common Shares was approximately NT$0.4 billion.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

ASE has held meetings and had discussions with SPIL with a view to a possible combination transaction with SPIL, in which ASE proposed that each holder of Common Shares of SPIL not owned by ASE would receive NT$55 in cash for all of its Common Shares, and the equivalent for ADSs. While ASE has furnished drafts of a term sheet and related documentation to representatives of SPIL, such discussions have not resulted in an agreement or understanding.

ASE intends to continue to evaluate its options.  ASE hopes to be able to effect a transaction of the nature described in the preceding paragraph. Notwithstanding the fact that no agreement has been reached with respect to such matters, in all events, ASE will continue to seek to effect a 100% acquisition of the Common Shares and ADSs of SPIL not owned by it.

ASE will otherwise continue to seek opportunities for cooperation with SPIL, which may include, subject to applicable law, influencing the management of SPIL. In addition, ASE intends to consider other possibilities, including further acquisitions of Common Shares, including those represented by ADSs, whether in the market, privately negotiated transactions, or through one or more tender offers, or one or more other potential transactions. ASE will continue to review its investment in SPIL on the basis of available information and reserves the right to increase or decrease its ownership stake from time to time, subject to applicable laws.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) ASE beneficially owns 1,037,300,000 Common Shares (calculated as the sum of 988,847,740 Common Shares and 48,452,260 Common Shares underlying 9,690,452 ADSs), representing 33.29% of the issued and outstanding Common Shares (including those represented by ADSs). This ownership percentage has been calculated based on 3,116,361,139 Common Shares (including those represented by ADSs) outstanding as of March 31, 2016 as reported in SPIL’s Annual Report on Form 20-F for the year ended December 31, 2015.

(b) ASE has sole power to vote or to direct the vote, dispose or to direct the disposition of, the Common Shares and ADSs owned by it.

(c) The following table sets forth all transactions with respect to Common Shares and ADSs effected by ASE during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less.

Transaction Date	Type of Security	Number of Shares Acquired	Price per Share	Description of Transaction
April 1, 2016	Common Shares	2,600,000	NT$53.00	Open Market Purchase
April 1, 2016	Common Shares	5,400,000	NT$53.00	Open Market Purchase
April 7, 2016	Common Shares	300,000	NT$50.64	Open Market Purchase

(d) Other than ASE, to ASE’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares and ADSs reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer